Consent of Independent Registered Public Accounting Firm

The Board of Directors of Jackson National Life Insurance Company of New York and
   Contract Owners of JNLNY Separate Account IV:

We consent to the use of our reports on the financial statements of Jackson National Life Insurance Company of New York (the Company) dated March 17, 2010 and on the financial statements of JNLNY Separate Account IV dated February 25, 2010, included herein by reference in the Post-Effective Amendment to Form N-6 of JNLNY Separate Account IV.

As discussed in Note 2 to the financial statements of Jackson National Life Insurance Company of New York, the Company has changed its method of evaluating other-than-temporary impairments of debt securities due to the adoption of FASB Staff Position No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (included in FASB ASC Topic 320, Investments-Debt and Equity Securities), as of January 1, 2009.

KPMG LLP

Chicago, Illinois
August 17, 2010